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                 January 29, 2021

       Charles Allen
       Chief Executive Officer
       BTCS Inc.
       9466 Georgia Avenue, No. 124
       Silver Spring, MD 20910

                                                        Re: BTCS Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 28,
2021
                                                            File No. 333-252510

       Dear Mr. Allen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Brian S. Bernstein,
Esq.